Noble Naturals

ANNUAL REPORT

Noble Naturals
1111 Broadway
Suite 300
Oakland, CA 94607
www.sperocbd.com

This Annual Report is dated May 12, 2020.

BUSINESS

A lifestyle wellness brand selling dietary supplements direct to consumer through online sales along with wholesale to retail businesses both directly and through distributors. The company is predominantly focused on selling high quality oil extract from industrial hemp grown and produced organically in the United States. All products are derived from licensed hemp farms meeting the federal guidelines of industrial hemp and all final products contain 0.00% THC. Products are available in various delivery methods such as tincture oils, gel capsules, skin creams intended for both human and animal consumption. Our launch products consists of tincture oils in varying concentrations of CBD and flavors, gel capsules, and pet treats.

Previous Offerings

Between August 21, 2019 and April 30, 2020, we sold $477,279 with Convertible Promissory Notes under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $900.00
Number of Securities Sold: 9,000,000
Use of proceeds: Sold to transfer founding shares to founding team. Capital raised was used towards legal expenses.
Date: June 18, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $53,350.00
Use of proceeds: Legal costs for incorporation and all legal contracts, sample product run, video production for crowdfunding video, fees for crowdfunding campaign, required financial review by CPA for crowdfunding campaign.
Date: February 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

How long can the business operate without revenue:

Noble Naturals DBA Spero CBD plans on revenue generation beginning in April 2020. All of the components necessary to begin sales are in place. Two production runs of raw product have been completed, 3rd party tested, bottled, and packaged, resulting in 5,000 individual units ready for sale and shipment. Without any revenue generation Spero could currently operate between 6-12 months with current cash on hand.

Foreseeable major expenses based on projections:

Our initial startup costs will depend greatly on the amount of capital raised through the crowdfunding campaign. Depending on this value the company will need to strategize on how to best use the capital to maximize revenue. A formal budget will submitted to the board of directors for approval after the capital raise which the company will adhere to with any major changes needing prior board approval. These expenses include but are not limited to the following with estimates based on the ideal max raise scenario. All of these expenses can be adjusted dependent on the campaign raise amount.

1. Initial product inventory purchase

$175,000 for 6,000 units. This estimate includes all costs to have final products in hand. Raw product, containers, bottling (3rd party), labels, and packaging. A smaller inventory purchase can be purchased depending on raise amount but this estimate would allow to Spero to take advantage of volume pricing for each of the previously listed items and help safeguard against possible inventory shortages. Each inventory purchase will need 60-90 days for delivery.

2. Content creation for marketing & website development

$5,000-$50,000 This is an amount highly dependent on the amount of capital raised and can be kept at the minimum if needed. We believe that creating quality and interesting content is a way Spero CBD can set itself apart in the market and will pay dividends over the long-term. We will create educational videos, user story videos,

product promotion videos, etc.
3. Marketing budget

$10,000-15,000 per month. This would be our ideal initial marketing budget based off a max capital raise scenario. We have already identified marketing partners and believe this monthly budget will drive sufficient traffic to hit estimated sales targets. This budget will grow only once revenue is able to support it with us estimating spending 10-15% of revenue on marketing. We will be constantly measuring ROI for all marketing campaigns and performing A/B testing on small test runs of $100-$200 before investing heavily in any campaign. As a startup we believe in focused target marketing with trackable and measurable results for calculating ROI.

4. Hiring of employees & salaries

$15,000-$30,000 per month. Employees will be added as needed and revenue can support. We will need to hire customer service and sales representatives but we will work to keep the team as lean as possible while still providing outstanding customer service. Our founding team is focused on maximize the value of their founding shares and will take reduced salaries until revenue can support market rates.

5. Common office & administration expenses

$2,500-$4,000 per month. We will utilize WeWork in Oakland, CA for our office space to keep costs down and avoid the need to sign a long-term lease. This also allows us to avoid the need to purchase office equipment the costly buildout costs associated with traditional office leasing.
$10,000-$15,000 possible start up costs for computer equipment for new employees. Our founding team will utilize their personal computers and cell phones and will not require any new equipment.

6. Professional services & software licensing

$3,000-$6,000 per month. This number will vary depending on the services needed in the particular month. These costs include outside attorney and CPA fees.

Future operational challenges:

We have done an enormous amount of research and preparation to design an efficient operation model including selecting and negotiating with all of our vendors through our entire supply chain all the way through delivery of product to end client. This prep work will be invaluable in minimizing operational risks. We have worked diligently to have the project as turnkey as possible once proper funding is acquired. We are confident in our team and know everything comes down to execution.

There are 5 key areas we have identified for success which all support the most critical item: **Customer Experience**

These 5 key areas are **Branding, Customer Service, Marketing, PR, Education**

Our team has experience in all of these key areas and are confident in our ability to execute each successfully.

Future operational challenges will arise as Spero grows but most can be mitigated through the use of partners able to meet not only our immediate needs but also those as we grow.

The largest operational challenges will arise once Spero begins to vertically integrate production. This will undoubtedly bring a whole new set of challenges with regards to plant production, processing, logistics and more. However, our team is fully focused on phase 1 of our project at the moment and we will prepare to meet these future challenges when the time is strategic to do so.

Future challenges related to capital resources:

We will continually evaluate our need to raise more capital and this will mostly be dependent on analysis of ROI for growth initiatives. Our team believes in using data and metrics to constantly measure all of our important KPI's. The challenge to raise new capital will be dependent on our ability to show investors our growth potential based on our current performance. To increase growth we will need to increase our team size along with our sales and marketing budget. If our team believes there is an opportunity for growth with a strong ROI then we will approach the market to raise the needed capital to execute.

Future milestones and events:

The biggest financial milestones will be a successful Series A and IPO. In order to achieve both of these we will need to show consistent growth in revenue through both online sales and wholesale to retailers. We have laid out sales targets and KPI's based on industry benchmarks, which our team feels confident we can achieve and by reaching these revenue milestones Spero will be attractive to new investors.
Some targeted milestones to achieve would be the following.

Online Sale Goals

Year 1

# of monthly site visits: 10,000 with 1.5% conversion rate

Year 2

# of monthly site visits: 35,000 with 2.6% conversion rate

Year 3

# of monthly site visits: 100,000 with 3.2% conversion rate

Target number of retail establishments carrying Spero:

Year 1

# of establishments: 24 with avg. monthly sales of 25 products

Year 2

# of establishments: 76 with avg. monthly sales of 36 products

Year 3

# of establishments: 167 with avg. monthly sales of 42 products

Liquidity and Capital Resources

Noble Naturals DBA Spero CBD currently has $110,000 cash on hand as of April 1st 2020. Additionally $23,598 is held in an escrow account available 6 months after the close of our current Reg CF campaign.

To date Spero has closed $409,822 of convertible note debt through the ongoing Reg CF campaign. Spero has no debt or loans outside of the convertible notes.

Debt

Creditor: Justin Jarin
Amount Owed: $35,000.00
Interest Rate: 8.0%
Maturity Date: February 01, 2021
See summarized terms of the note in Outstanding Convertible Notes described

under The Company Securities section.
Creditor: Carl Becker
Amount Owed: $12,500.00
Interest Rate: 8.0%
Maturity Date: February 01, 2021
See summarized terms of the note in Outstanding Convertible Notes described
under The Company Securities section.

Creditor: Tim Handley
Amount Owed: $4,950.00
Interest Rate: 8.0%
Maturity Date: February 01, 2021
See summarized terms of the note in Outstanding Convertible Notes described
under The Company Securities section.

Creditor: David Allred
Amount Owed: $1,100.00
Interest Rate: 8.0%
Maturity Date: February 01, 2021
See summarized terms of the note in Outstanding Convertible Notes described
under The Company Securities section.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Allred

David Allred's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder / Board Director
Dates of Service: May 21, 2018 - Present
Responsibilities: Voting member of board of directors responsible for controlling
company according to company Bylaws

Position: President
Dates of Service: May 21, 2018 - Present
Responsibilities: Manage all company day to day activities by direction of and

reporting to the company board of directors. Salary of $120,000 annual.

Other business experience in the past three years:

      Employer: Independent consulting contractor.
      Title: Consultant
      Dates of Service: March 01, 2016 - March 01, 2018
      Responsibilities: Business consultant for various companies specializing in
      project management and finance.

Name: Justin Jarin

Justin Jarin's current primary role is with The Green Door. Justin Jarin currently
services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

      Position: Founder / Board Director
      Dates of Service: May 21, 2018 - Present
      Responsibilities: Voting member of board of directors responsible for controlling
      company according to company Bylaws

Other business experience in the past three years:

      Employer: The Green Door
      Title: Owner
      Dates of Service: January 01, 2005 - Present
      Responsibilities: Oversee all company activities

Name: Christine Gutleben
Christine Gutleben's current primary role is with Owner of Peaceable,LLC. a
consulting firm. Christine Gutleben currently services 20 hours per week in their role
with the Issuer.

Positions and offices currently held with the issuer:

      Position: Founder / Board Director
      Dates of Service: May 21, 2018 - Present
      Responsibilities: Voting member of board of directors responsible for controlling
      company according to company Bylaws

Other business experience in the past three years:

Employer: The Humane Society of the United States
Title: Senior Director, Faith Outreach
Dates of Service: January 01, 2007 - March 01, 2018
Responsibilities: Build relationships, network, engage nontraditional allies to increase engagement.

Name: Lesley Konas

Lesley Konas's current primary role is with Investor. Lesley Konas currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Officer / Secretary
Dates of Service: May 21, 2018 - Present
Responsibilities: Serve as company secretary for board meetings and document filings

Other business experience in the past three years:

Employer: Straatsma
Title: Office Administration
Dates of Service: March 01, 2014 - March 30, 2018
Responsibilities: Office Administration

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Allred	3,400,000 shares		37.78%
Common Stock	Justin Jarin	1,800,000 shares		20.0%

RELATED PARTY TRANSACTIONS

Name of Entity: Justin Jarin
Relationship to Company: Director
Nature / amount of interest in the transaction: Justin is a founder of Noble Naturals and has 100% interest in this transaction.
Material Terms: Convertible note of $30,000 with same terms as crowdfunding convertible note.

Name of Entity: Carl Becker
Relationship to Company: Carl is the husband of Christine Gutleben a founder and director of Noble Naturals
Nature / amount of interest in the transaction: Convertible note of which Carl owns 100% interest
Material Terms: Convertible note of $7,500 with same terms as crowdfunding convertible note.

Name of Entity: Mikey Investments Trust c/o Timothy Handley
Names of 20% owners: Tim Handley
Relationship to Company: One of four founders of Noble Naturals and a board advisor.
Nature / amount of interest in the transaction: Convertible note of which Mikey Investments Trust owns 100% interest
Material Terms: Convertible note of $4,950 with same terms as crowdfunding convertible note.

Name of Entity: David Allred
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible note of which David
Allred own 100% interest in.
Material Terms: Convertible note of $1,100 with same terms as crowdfunding
convertible note.

OUR SECURITIES

The Company has authorized Common Stock, Outstanding Convertible Notes , and
Convertible Promissory Note Series 2019 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

1 vote per share with voting rights of common stockholders in compliance with
California law

Material Rights

In addition to the shareholder rights for common stock designated by the articles of
incorporation, certain shareholders are party to a Common Stock Purchase Agreement
with additional rights, preferences, privileges, and restrictions.
Parties to the Common Stock Purchase Agreement are subject to the following
summarized terms:

<u>Limitations on Transfer:</u>
Transfer Restrictions; Right of First Refusal. Before any Shares held by Purchaser or
any transferee of Purchaser (either being sometimes referred to herein as the
"Holder") may be sold or otherwise transferred (including transfer by gift or operation
of law), the Company shall first have the right to approve such sale or transfer, in full
or in part, and shall then have the right to purchase, or allow other shareholders to
purchase, all or any part of the Shares proposed to be sold or transferred, in each case,
in its sole and absolute discretion (the "Right of First Refusal").

Drag Along. Notwithstanding anything to the contrary in this Section 3, if one or more
shareholders who collectively hold 50% or more of the Company's issued and
outstanding shares propose to consummate, in one transaction or a series of related

transactions, a sale or transfer of all of their shares of the Company (a "Drag-Along Sale"), those shareholders (the "Dragging Shareholders") may deliver a notice (the "Drag-Along Notice") which notice will contain all of the terms thereof including, without limitation, the name and address of the prospective purchaser(s), the terms and conditions of payment, the date on or about which such disposition is to be consummated, and the purchase price that the Dragging Shareholders will receive pursuant to such transaction to each other shareholder (each, a "Drag-Along Shareholder") to require that each Drag-Along Shareholder participate in the transfer on substantially the same terms and conditions as the Dragging Shareholders, as set forth in the Drag-Along Notice, whereupon each Drag-Along Shareholder must cooperate and take all such actions as may be reasonably necessary to consummate the sale transaction described in the Drag-Along Notice, including executing and delivering such documents as are required to consummate it.

Tag-Along. If the Shareholders holding 50% or more of the Company's issued and outstanding shares (collectively, the "Selling Shareholder") receives a bona fide written offer from an unrelated third party (the "Offeror") to purchase 50% or more of the outstanding shares in the Company from the Selling Shareholder (the "Offered Shares"), and the Selling Shareholder desires to accept such offer, the Selling Shareholder may not accept such offer except in accordance with the requirements of this Section 3(g).

Outstanding Convertible Notes

The security will convert into Common stock and the terms of the Outstanding Convertible Notes are outlined below:
Amount outstanding: $43,550.00
Maturity Date: February 01, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: 24 months or $2,000,000.00

Material Rights

Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of Company's Senior Indebtedness.

(a) Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Company, (i) no amount shall be paid by Company in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with Company by or on behalf of Holder which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

(b) Default on Senior Indebtedness. If there shall occur an event of default which has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Holder shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note, unless within one hundred eighty (180) days after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Holder pursuant to the terms of this Section 4(b) during any 360 day period.

(c) Further Assurances. By acceptance of this Note, Holder agrees to execute and deliver customary forms of subordination agreement requested from time to time by holders of Senior Indebtedness, and as a condition to Holder's rights hereunder, Company may require that Holder execute such forms of subordination agreement; provided that such forms shall not impose on Holder terms less favorable than those provided herein.

(d) Other Indebtedness. No indebtedness which does not constitute Senior Indebtedness shall be senior in any respect to the indebtedness represented by this Note.

(e) Subrogation. Subject to the payment in full of all Senior Indebtedness, Holder shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 4) to receive payments and distributions of assets of Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Holder would be entitled except for the provisions of this Section 4 shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of the Senior

Indebtedness.

(f) No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 4 to receive cash, securities or other properties otherwise payable or deliverable to Holder, nothing contained in this Section 4 shall impair, as between Company and Holder, the obligation of Company, subject to the terms and conditions hereof, to pay to Holder the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

(g) Lien Subordination. Any lien, security interest or encumbrance (a "Lien") of Holder, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Company or any proceeds or revenues therefrom which Holder may have at any time as security for any amounts due and obligations under this Note shall be subordinate to all Liens now or hereafter granted to a holder of Senior Indebtedness by Company or by law, notwithstanding the date, order or method of attachment or perfection of any such Lien or the provisions of any applicable law.

(h) Reliance of Holders of Senior Indebtedness. Holder, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

Events of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Note and the other Transaction Documents:

(a) Failure to Pay. Subject to the mandatory conversion provisions set forth in Section 7, the Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such payment shall not have been made within fifteen (15) days of the Company's receipt of Holder's written notice to the Company of such failure to pay; or

(b) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 60 days of commencement.

Rights of Holder upon Default. Upon the occurrence or existence of any Event of Default (other than an Event of Default described in Sections 5(b) or 5(c)) and at any time thereafter during the continuance of such Event of Default, subject to the mandatory conversion provisions set forth in Section 7, Holder may, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in Sections 5(b) and 5(c), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

Conversion. Holder shall be entitled to convert the principal and any and all accrued interest under this Note pursuant to the terms of any of the following

(a) Automatic Conversion. In the event the Company consummates, prior to the Maturity Date an equity financing, in one transaction or a series of related transactions, pursuant to which it sells shares of its Equity Securities with an aggregate sales price of not less than Two Million $(2,000,000), not including amounts under any convertible bridge notes which are converted into Equity Securities (including without limitation this Note), and with the principal purpose of raising capital (a "Qualified Financing"), then the entire outstanding principal amount of this Note any and all accrued but unpaid interest thereon, shall automatically and without requiring the Holder's prior consent or approval, be converted into that number of shares of Equity Securities sold by the Company in the Qualified Financing as determined by dividing the outstanding principal amount of, plus any accrued but unpaid interest on, this Note by the lesser of (i) 80% of the lowest per share price paid by cash investors for the Equity Securities sold in the Qualified Financing or (ii) the quotient obtained by dividing (A) Target Valuation by the Fully Diluted Capitalization. Except as otherwise expressly stated in this Note, the Equity Securities issuable upon the conversion of this Note shall be of the same class and type, with the same rights and privileges as those issues in the Qualified Financing.

(i) Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering), and having the same terms as those agreements entered into by the other purchasers of the Equity Securities. In addition, before this Note shall convert into Equity Securities under this Section 7(a), Holder shall surrender this Note, duly endorsed, at the office of the Company and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for Equity Securities are to be issued; provided, however, that Holder hereby agrees that the Company in its sole discretion may waive the requirement for Holder's execution of the purchase agreement or related documents, or delivery of this Note, and automatically convert indebtedness hereunder into Equity Securities, and this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver at such office to Holder a certificate or certificates for the number of shares of Equity Securities to which Holder shall be entitled upon conversion (bearing such legends as are required by the preferred stock purchase agreement and applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note, including a check payable to Holder for any cash amounts payable as described in Section 7(b). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note and execution of the financing documents relating to the sale and issuance of the Equity Securities (or the date of the Company's written notice to Holder of its waiver of such requirements), and the Person or Persons entitled to receive the Equity Securities upon such conversion shall be treated for all purposes as the record holder or holders of such Equity Securities as of such date.

(b) Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Holder upon the conversion of this Note, the Company shall pay to Holder an amount equal to the product obtained by multiplying the conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Holder any interest accrued on the amount converted and on the amount to be paid to Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this Section 7(b), this Note shall be cancelled and void without further action of the Company or Holder, and the Company shall be forever released from all its obligations and liabilities under this Note.

Conversion Upon the Maturity Date. If no Qualified Financing or Change of Control takes place prior the Maturity Date, Holder and the Company hereby agree that the unpaid principal amount of this Note plus all accrued interest shall automatically convert into shares of the Company's Common Stock ("Maturity Date Conversion"), at a price per share based on the amount of this Note plus all accrued interest up to and through the Maturity Date, and the lower of: (a) then-current valuation of the Company immediately prior to the closing date of the Maturity Date Conversion, as determined in good faith by the Company Board of Directors or (b) the Target Valuation. Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Maturity Date Conversion, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). In addition, before this Note shall convert into shares of Common Stock under this Section 8, Holder shall surrender this Note, duly endorsed, at the office of the Company and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued; provided, however, that Holder hereby agrees that the Company in its sole discretion may waive the requirement for Holder's execution of the purchase agreement or related documents, or delivery of this Note, and automatically convert indebtedness hereunder into shares of Common Stock, and this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

Change of Control. Upon the occurrence of a Change of Control prior to the Maturity Date, the entire principal amount of this Note, and any and all interest accrued thereon through the closing date of a Change of Control transaction shall be converted, at the Company's option, effective as of immediately prior to the closing of such transaction, into the shares of Common Stock at the per share price equal to the lesser of (i) 80% of the per share price paid in such Change of Control transaction or (ii) the per share price based on the Target Valuation.. This Note shall be canceled in conjunction with the conversion or pay out as contemplated in this Section 9, whether or not the Note is delivered for cancellation.

Successors and Assigns. Subject to the restrictions on transfer described in Sections 12 and 13 below, the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the holders of a Majority in Interest. Any amendment, termination, or waiver effected in accordance with this Section 11 shall be binding on the Holder, regardless of whether any such party has consented thereto.

Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 12 that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

Assignment by the Company. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the holders of a Majority in Interest.

Convertible Promissory Note Series 2019 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2019 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: May 01, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.
(a) In the event that the Company issues and sells units of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Noble Naturals

By:

Name   David Allred

Title   Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, David Allred, Principal Executive Officer of Noble Naturals, hereby certify that the financial statements of Noble Naturals included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

NOBLE NATURALS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Noble Naturals, Inc
Oakland, California.

We have reviewed the accompanying financial statements of The Noble Naturals Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 7, 2020
Los Angeles, California

NOBLE NATURALS, INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	59,323	$	249
Restricted cash		15,570		-
Total current assets		**74,893**		**249**
Total assets	$	**74,893**	$	**249**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion Note payable		48,585		-
Other current liabilities		3,563		-
Total current liabilities		**52,148**		**-**
Notes Payable		234,532		28,815
Total liabilities		**286,679**		**28,815**
STOCKHOLDERS' EQUITY				
Common Stock		900		900
Subscription Receivable		(900)		(900)
Retained earnings/(Accumulated Deficit)		(211,786)		(28,565)
Total Stockholders' equity		**(211,786)**		**(28,565)**
Total liabilities and stockholders' equity	$	**74,893**	$	**249**

See accompanying notes to financial statements.

NOBLE NATURALS, INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	860	$	140
Cost of goods sold		576		-
Gross profit		285		140
Operating expenses				
General and administrative		73,234		25,760
Research and Development		14,300		2,796
Sales and marketing		86,240		149
Total operating expenses		173,773		28,705
Operating income/(loss)		(173,489)		(28,565)
Interest expense		9,732		-
Income/(Loss) before provision for income taxes		(183,221)		(28,565)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(183,221)**	$	**(28,565)**

See accompanying notes to financial statements.

NOBLE NATURALS, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Subsription Receivables	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount			
Inception (April 26, 2018)	-	-		-	-
Net income/(loss)				(28,565)	(28,565)
Issuance of Common Stock	9,000,000	900	(900)		-
Balance—December 31, 2018	**9,000,000** $	**900**	$ **(900)**	$ **(28,565)**	**(28,565)**
Net income/(loss)	-			(183,221)	(183,221)
Balance—December 31, 2019	**9,000,000** $	**900**	$ **(900)**	$ **(211,786)**	$ **(211,786)**

See accompanying notes to financial statements.

NOBLE NATURALS, INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(183,221)	$	(28,565)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current liabilities		3,563		
Net cash provided/(used) by operating activities		**(179,658)**		**(28,565)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes Payable		254,302		28,815
Net cash provided/(used) by financing activities		**254,302**		**28,815**
Change in cash, cash equvalents and restricted cash		74,644		249
Cash, cash equivalents and restricted cash —beginning of year		249		-
Cash, cash equivalents and restricted cash —end of year	$	**74,893**	$	**249**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Noble Naturals, Inc was formed on April 26, 2018 ("Inception") in the State of California. The financial statements of Noble Naturals, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Noble Naturals is a lifestyle brand of organically produced, THC-free, whole-plant products for people and pets. Thanks to new opportunities in industrial hemp and a revolutionary extraction process, Noble Naturals products can be sold in all 50 states, making it among the first CBD supplements with the potential to become mainstream.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held on a special account (escrow account) and it pertains to fundraising from crowdfunding campaign, and it remain separate from the rest of the company's cash and cash equivalent.

Income Taxes

Noble Naturals, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sales to consumer via online for both human and domestic pets, from wholesale directly to retail establishments utilizing in house sales team, and from wholesale through distributors utilizing in place relationships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Accrued interest expenses	$ 3,563	$ -
Total Other Current Liabilities	$ 3,563	$ -

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 10,000,000 of common shares with a par value of $ 0.0001. As of December 31, 2019, and December 31, 2018, 9,000,000 shares of common have been issued and are outstanding to founders for a consideration of $900.

NOBLE NATURALS, INC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

5.   DEBT

Subordinated Convertible Promissory Notes

As of December 31, 2018, the company has outstanding notes payables from its co-founders. Listed below are the terms of the loans from each co-founder.

Carl Baker

The company received $12,000 from one of its founding members' Carl Baker, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 12,000 and as of December 31, 2018 was $ 5,000. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $917 for 2019. The entire amount is classified as current.

David Allred
The company received $1,100 from one of its founding members' David Allred , which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 and December 31, 2018 was $ 1,100. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $81 for 2019. The entire amount is classified as current.

Justin Jarin

The company received $30,035, from one of its founding members' Justin Jarin, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 30,035and as of December 31, 2018 was $ 22,715. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $2,203 for 2019. The entire amount is classified as current.

Tim Handley

The company received $4,950, from one of its founding members' Tim Handley, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 4,950 and interest incurred in the amount of $363 for 2019. The entire amount is classified as current.

Entire amount of Total interest on total subordinated convertible promissory notes is $ 3,562 for 2019, not interest expenses for 2018.

Crowdfunding Notes

During fiscal year 2019, the Company issued Crowdfunding notes with 24 months term with 8% interest rate. Outstanding as of December of 31, 2019 was $ 257,293 and it due on May 1, 2021. The entire balance has been classified as non-current.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (43,690)	$ (8,070)
Valuation Allowance	43,690	8,070
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (59,830)	$ (8,070)
Valuation Allowance	59,830	8,070
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $211,786. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018 the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.   RELATED PARTY

Subordinated Convertible Promissory Notes

As of December 31, 2018, the company has outstanding notes payables from its co-founders. Listed below are the terms of the loans from each co-founder

Carl Baker

The company received $12,000 from one of its founding members' Carl Baker, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 12,000 and as of December 31, 2018 was $ 5,000. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $917 for 2019. The entire amount is classified as current.

David Allred

The company received $1,100 from one of its founding members' David Allred , which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 and December 31, 2018 was $ 1,100. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $81 for 2019. The entire amount is classified as current.

Justin Jarin

The company received $30,035, from one of its founding members' Justin Jarin, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 30,035and as of December 31, 2018 was $ 22,715. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019 and incurred in the amount of $2,203 for 2019. The entire amount is classified as current.

Tim Handley

The company received $4,950, from one of its founding members' Tim Handley, which bears an annual interest rate of 8% and matures in 24months. Outstanding as of December 31, 2019 was $ 4,950 and interest incurred in the amount of $363 for 2019. The entire amount is classified as current.

Entire amount of Total interest on total subordinated convertible promissory notes is $ 3,562 for 2019, not interest expenses for 2018.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Operating lease

During 2019, the company entered into a month to month rental contract with We Work for shared workplace. In 2019, rental expensed incurred in the amount of $ 2,247

During 2019, the company entered into a month to month rental contract with Ace Parking for parking lots. In 2019, rental expenses incurred in the amount of $ 840.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 7, 2020, the date the financial statements were available to be issued. No subsequent events have been noted.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated deficit of $211,786 as of December 31, 2019, limited liquid assets with just $59,323 of cash as of December 31, 2019 and questionable repayment capacity when Notes payable is concerned.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.